UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): February 14, 2023

Nabors Energy Transition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-41073	86-2916523
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

515 West Greens Road, Suite 1200 Houston, Texas 77067
(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (281) 874-0035

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation to the registrant under any of the following provisions:

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one warrant	NETC.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	NETC	The New York Stock Exchange
Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share	NETC.WS	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Business Combination Agreement and Plan of Reorganization

On February 14, 2023, Nabors Energy Transition Corp. (“NETC”), Vast Solar Pty Ltd, an Australian proprietary company limited by shares (“Vast”), NEPTUNE MERGER SUB, INC., a Delaware corporation and wholly owned subsidiary of Vast (“Merger Sub”), Nabors Energy Transition Sponsor LLC, a Delaware limited liability company (“NETC Sponsor”), and Nabors Industries Ltd. (“Nabors”) entered into a Business Combination Agreement (the “Business Combination Agreement,” and the transactions contemplated thereby, the “Business Combination”), pursuant to which, among other things and subject to the terms and conditions contained therein, Merger Sub will merge with and into NETC (the “Merger”), with NETC continuing as the surviving corporation (the “Surviving Corporation”) and a wholly owned direct subsidiary of Vast.

Immediately prior to the Merger, the MEP Share Conversion (as defined below), the Existing Convertible Note Conversion (as defined below) and a conversion of ordinary shares in Vast (the “Vast Ordinary Shares”) (whether by way of subdivision or consolidation) (the “Vast Split Adjustment”) will be undertaken whereby the amount of all Vast Ordinary Shares outstanding immediately after such corporate actions will be 20,500,000 (subject to certain adjustments) to be effective at the effective time of the Merger (the “Effective Time”).

Exchange and Conversion of Securities

At or around the time of undertaking the Vast Split Adjustment and the Existing Convertible Note Conversion, Vast will cause each share or other awards granted under Vast’s existing Management Equity Plan Deed (such shares and awards, the “MEP Shares”) that is outstanding immediately prior to such time to be settled by the conversion of those MEP Shares into Vast Ordinary Shares (the “MEP Share Conversion”).

At the Effective Time, by virtue of the Merger and without any action on the part of NETC, Vast, Merger Sub or any of the holders of any of their securities, the following events will take place simultaneously:

•	all shares of NETC Class A common stock, par value $0.0001 per share (the “NETC Class A Common Stock”), NETC Class B common stock, par value $0.0001 per share (the “NETC Class B Common Stock”), and NETC Class F common stock, par value $0.0001 per share (the “NETC Class F Common Stock” and together with the NETC Class B Common Stock and the NETC Class A Common Stock issued upon conversion of the NETC Class B Common Stock, the “Founder Shares”), held in the treasury of NETC will be canceled without any conversion thereof and no payment of distribution will be made with respect thereof;

•	(i) each share of NETC Class A Common Stock (other than the Redemption Shares as described below) issued and outstanding immediately prior to the Effective Time will be exchanged for one validly issued and fully paid Vast Ordinary Share, (ii) each share of NETC Class F Common Stock and NETC Class B Common Stock held by (A) NETC Sponsor and (B) any person to whom the NETC Sponsor has transferred shares of NETC Class F Common Stock or NETC Class B Common Stock immediately prior to the Effective Time will be collectively exchanged for 2,825,000 validly issued and fully paid Vast Ordinary Shares, (iii) each share of NETC Class B Common Stock not held by (A) NETC Sponsor or (B) any person who received shares of NETC Class B Common Stock from NETC Sponsor immediately prior to the Effective Time will be exchanged for one validly issued and fully paid Vast Ordinary Share, and (iv) each share of NETC Class F Common Stock not held by (A) NETC Sponsor or (B) any person who received shares of Class F Common Stock from NETC Sponsor immediately prior to the Effective Time will be exchanged for one validly issued and fully paid Vast Ordinary Share, in each case, after giving effect to the Vast Split Adjustment (collectively, the “Per Share Merger Consideration”);

•	each share of common stock, par value $0.0001 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and non-assessable share of common stock of the Surviving Corporation and will constitute the only outstanding shares of capital stock of the Surviving Corporation as of immediately after the Effective Time; and

•	Vast will assume (i) the Private Warrant Agreement, dated as of November 16, 2021, by and between NETC and Continental Stock Transfer & Trust Company, as warrant agent (the “Private Warrant Agreement”), and (ii) the Public Warrant Agreement, dated as of November 16, 2021, by and between NETC and Continental Stock Transfer & Trust Company, as warrant agent (the “Public Warrant Agreement,” and together with the Private Warrant Agreement, the “NETC Warrant Agreements”), and each warrant granted thereunder (the “NETC Warrants”) then outstanding and unexercised will automatically, without any action on the part of its holder, be converted into a warrant to acquire a number of Vast Ordinary Shares (each resulting warrant, a “Vast Warrant”). Each Vast Warrant will be subject to the same terms and conditions (including exercisability terms) as were applicable to the corresponding NETC Warrant immediately prior to the Effective Time, except to the extent such terms or conditions are rendered inoperative by the Business Combination. Accordingly, effective as of the Effective Time: (I) each Vast Warrant will be exercisable solely for Vast Ordinary Shares; (II) the number of Vast Ordinary Shares subject to each Vast Warrant will be equal to (x) the number of shares of NETC Class A Common Stock subject to the applicable NETC Warrant; and (III) the per share exercise price for the Vast Ordinary Shares issuable upon exercise of such Vast Warrant will be equal to (x) the per share exercise price for the shares of NETC Class A Common Stock subject to the applicable NETC Warrant, as in effect immediately prior to the Effective Time. Vast will take all corporate action necessary to reserve for future issuance, and will maintain such reservation for so long as any of the Vast Warrants remain outstanding, a sufficient number of Vast Ordinary Shares for delivery upon the exercise of such Vast Warrants.

Each share of NETC Class A Common Stock issued and outstanding immediately prior to the Effective Time with respect to which a NETC stockholder has validly exercised its redemption rights (“Redemption Rights”) provided for in NETC’s amended and restated certificate of incorporation (the “NETC Charter”) (i) will be redeemed immediately prior to the Effective Time (such shares, the “Redemption Shares”) and will be converted into the right to receive from NETC, in cash, an amount per share calculated in accordance with such stockholder’s Redemption Rights and (ii) will not be entitled to receive the Per Share Merger Consideration.

In the event that the NETC Class A Common Stock and NETC Warrants comprising a single unit of NETC sold in NETC’s initial public offering of units (the “NETC IPO” and such units the “NETC Units”) have not been detached so as to permit separate transferability or trading prior to the Effective Time, then effective immediately prior to the Effective Time, any and all NETC Units will be automatically detached and broken out into their constituent parts, such that a holder of one NETC Unit will hold one share of NETC Class A Common Stock and one-half of one NETC Warrant, and the underlying NETC Class A Common Stock and NETC Warrants will be converted in accordance with the Business Combination Agreement. However, if the detachment would result in a holder of a NETC Warrant, sold as part of the NETC Units in the NETC IPO holding a fractional NETC Warrant, then prior to the conversion the number of NETC Warrants deemed to be held by such holder will be rounded down to the nearest whole number.

Earn-Out

During the period between the date that is seventy (70) days after the closing of the Business Combination (the “Closing,” and such date, the “Closing Date”) and the five-year anniversary of the Closing Date (the “Earnout Period”), Vast will issue to eligible Vast shareholders up to 2,799,999 additional Vast Ordinary Shares in the aggregate (the “Earnout Shares”), consisting of (i) up to 1,299,999 additional Vast Ordinary Shares in the aggregate issued (a) upon satisfaction of certain share price targets set forth in the Business Combination Agreement, which price targets will be based upon the daily volume-weighted average closing sale price of one Vast Ordinary Share quoted on the New York Stock Exchange (the “NYSE”) (or the exchange on which the Vast Ordinary Shares are then listed), for any twenty (20) trading days within any thirty (30) consecutive trading day period within the Earnout Period or (b) upon a Change of Control (as defined in the Business Combination Agreement) pursuant to which Vast or its shareholders has the right to receive consideration implying a value per Vast Ordinary Share equal to or above the share price targets set forth in the Business Combination Agreement, and (ii) 1,500,000 additional Vast Ordinary Shares issued upon the achievement of certain project milestones or upon a Change of Control.

While Vast must use its reasonable best efforts to do all things necessary (including obtaining any shareholder or other approvals required under applicable Laws, including the Australian Corporations Act 2001 (Cth) (the “Corporations Act”)) to issue Earnout Shares, if certain Earnout Shares cannot be issued within three (3) months of an entitlement to them arising or if an issue of Earnout Shares is subsequently unwound by order of a court or other governmental authority, Vast must instead pay an amount of cash to the affected eligible Vast shareholder in an amount up to the value of the unissued Earnout Shares as defined in accordance with the Business Combination Agreement.

Representations, Warranties and Covenants

The Business Combination Agreement contains customary representations, warranties and covenants of (a) NETC and (b) Vast and Merger Sub relating to, among other things, their ability to enter into the Business Combination Agreement and their outstanding capitalization.

Conditions to Closing

The obligations of NETC, Merger Sub and Vast to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of each of the following mutual conditions:

•	the Business Combination will have been approved and adopted by the requisite affirmative vote of the NETC stockholders in accordance with the proxy statement to be filed in connection with such approval, the Delaware General Corporation Law, NETC’s organizational documents and the rules and regulations of the NYSE;

•	no governmental authority will have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Business Combination illegal or otherwise prohibiting consummation of the Business Combination;

•	if it is deemed by the parties after obtaining their own respective legal advice that a Foreign Investment Review Board (FIRB) filing is required: (A) NETC will have received a written notice under the Australian Foreign Acquisitions and Takeovers Act 1975 (Cth) (the “FATA”), by or on behalf of the Treasurer of the Commonwealth of Australia stating or to the effect that the Commonwealth Government of Australia does not object to the Business Combination, either unconditionally or on terms that are reasonably acceptable to NETC and Vast (it being understood that the imposition of customary tax conditions in connection with the Foreign Investment Review Board of Australia approval will be deemed acceptable), (B) the Treasurer of the Commonwealth of Australia will have become precluded from making an order in relation to the subject matter of the Business Combination Agreement and the Business Combination under the FATA or (C) if an interim order is made under the FATA in respect of the Business Combination, the subsequent period for making a final order prohibiting the Business Combination will have elapsed without a final order being made;

•	the Vast Ordinary Shares will have been accepted for listing on the NYSE (subject to the Closing occurring), or, if Vast does not meet the initial listing requirements of the NYSE as of immediately prior to the Closing, the NYSE American securities exchange or another national securities exchange mutually agreed to by the parties in writing, as of the Closing Date;

•	the Vast Ordinary Shares will not constitute “penny stock” as such term is defined in Rule 3a51-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

•	the registration statement on Form F-4 to be filed by Vast in connection with the Business Combination (the “Registration Statement”) will have been declared effective under the Securities Act of 1933, as amended (the “Securities Act”). No stop order suspending the effectiveness of the Registration Statement will be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement will have been initiated or be threatened in writing by the Securities and Exchange Commission (the “SEC”); and

•	the Vast Split Adjustment will have been implemented.

•	the MEP Share Conversion will have been consummated.

The obligations of NETC to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

•	the accuracy of the representations and warranties of Vast as determined in accordance with the Business Combination Agreement;

•	the accuracy of the representations and warranties of Merger Sub as determined in accordance with the Business Combination Agreement;

•	Vast and Merger Sub will have performed or complied in all material respects with all agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Closing;

•	Vast will have delivered to NETC a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain conditions as they relate to Vast and Merger Sub;

•	no Vast Material Adverse Effect (as defined in the Business Combination Agreement) will have occurred between the date of the Business Combination Agreement and the Closing;

•	all parties to the Shareholder and Registration Rights Agreement (as defined below) (other than NETC, NETC Sponsor and Nabors Lux 2 S.a.r.l., an affiliate of Nabors (“Nabors Lux”)), will have delivered, or cause to be delivered, to NETC copies of the Shareholder and Registration Rights Agreement duly executed by all such parties; and

•	the Existing Convertible Note Conversion will have been consummated.

The obligations of Vast and Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:

•	the accuracy of the representations and warranties of NETC as determined in accordance with the Business Combination Agreement;

•	NETC will have performed or complied in all material respects with all other agreements and covenants required by the Business Combination Agreement to be performed or complied with by it on or prior to the Closing;

•	NETC will have delivered to Vast a customary officer’s certificate, dated the date of the Closing, certifying as to the satisfaction of certain conditions;

•	no NETC Material Adverse Effect (as defined in the Business Combination Agreement) will have occurred between the date of the Business Combination Agreement and the Closing;

•	the Support Agreement (as defined below) will be in full effect and force, and NETC Sponsor will not have attempted to repudiate or disclaim any of its obligations thereunder; and

•	Vast will have available at Closing cash and cash equivalents in an aggregate amount not less than $50,000,000, including (i) the cash available to NETC in its trust account (the “Trust Account”) (after giving effect to (x) NETC’s stockholder’s Redemption Rights and (y) any stock buyback tax incurred in respect of the proposals to approve the Business Combination or to extend the term of NETC), (ii) cash and cash equivalents held by Vast and its subsidiaries as of immediately prior to the Closing, (iii) any amounts or proceeds received pursuant to the Convertible Financing (as defined below) in connection with the Closing (for the avoidance of doubt, excluding any amounts which have been previously funded prior to the Closing Date, except to the extent such amounts are held by Vast and its subsidiaries as of immediately prior to the Closing), and (iv) any amounts or proceeds received pursuant to the PIPE Financing (as defined below) in connection with the Closing, and after giving effect to the payment of any outstanding NETC and Vast transaction expenses (the “Minimum Cash Condition”).

Termination

The Business Combination Agreement may be terminated, and the Business Combination may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Business Combination Agreement and the Business Combination by the stockholders of NETC, as follows:

•	by mutual written consent of NETC and Vast;

•	by NETC or Vast, if (i) the Closing will not have occurred prior to February 14, 2024 (the “Outside Date”), unless such terminating party (or its affiliates) is in breach or violation of any representation, warranty, covenant, agreement or obligation contained in the Business Combination Agreement and such breach or violation is the principal cause of the failure of a condition to the Closing on or prior to the Outside Date; (ii) any governmental authority of competent jurisdiction has enacted, issued, promulgated, enforced or entered any permanent injunction, order, decree or ruling which has become final and nonappealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination; or (iii) the requisite approval by the NETC stockholders of the Business Combination at the NETC special stockholders’ meeting is not obtained;

•	by Vast, if NETC’s board of directors or any committee thereof changes its recommendation with respect to the Business Combination;

•	by NETC upon a breach of any representation, warranty, covenant or agreement on the part of Vast or Merger Sub set forth in the Business Combination Agreement, or if any representation or warranty of Vast or Merger Sub will have become untrue, in either case such that the conditions related to the Merger would not be satisfied (a “Terminating Vast Breach”); provided, that NETC has not waived such Terminating Vast Breach and NETC is not then in material breach of its covenants or agreements in the Business Combination Agreement; provided, further, that, if such Terminating Vast Breach is curable by Vast or Merger Sub, NETC may not terminate the Business Combination Agreement for so long as Vast or Merger Sub continues to exercise its reasonable best efforts to cure such breach, unless such breach is not cured within the earlier of (x) thirty (30) days after notice of such breach is provided by NETC to Vast and (y) the Outside Date; or

•	by Vast upon a breach of any representation, warranty, covenant or agreement on the part of NETC set forth in the Business Combination Agreement, or if any representation or warranty of NETC will have become untrue, in either case such that the conditions related to the Merger would not be satisfied (a “Terminating NETC Breach”); provided, that Vast has not waived such Terminating NETC Breach and Vast or Merger Sub is not then in material breach of its covenants or agreements in the Business Combination Agreement; provided, however, that, if such Terminating NETC Breach is curable by NETC, Vast may not terminate the Business Combination Agreement for so long as NETC continue to exercise its reasonable best efforts to cure such breach, unless such breach is not cured within the earlier of (x) thirty (30) days after notice of such breach is provided by Vast to NETC and (y) the Outside Date.

Effect of Termination

If the Business Combination Agreement is terminated, the Business Combination Agreement will become void and there will be no liability under the Business Combination Agreement on the part of any party, except in the case of a willful material breach of the Business Combination Agreement prior to such termination.

A copy of the Business Combination Agreement is filed with this Current Report on Form 8-K as Exhibit 2.1 and is incorporated herein by reference. The foregoing description of the Business Combination Agreement is qualified in its entirety by reference to the full text of the Business Combination Agreement filed with this Current Report on Form 8-K. The Business Combination Agreement is included to provide security holders with information regarding its terms. It is not intended to provide any other factual information about Vast, NETC or Merger Sub. In particular, the assertions embodied in representations and warranties by Vast, NETC and Merger Sub contained in the Business Combination Agreement are qualified by information in the disclosure schedules provided by the parties in connection with the signing of the Business Combination Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Business Combination Agreement. Moreover, certain representations and warranties in the Business Combination Agreement were used for the purpose of allocating risk between the parties, rather than establishing matters as facts. Accordingly, security holders should not rely on the representations and warranties in the Business Combination Agreement as characterizations of the actual state of facts about Vast, NETC or Merger Sub.

Support Agreement

Concurrently with the signing of the Business Combination Agreement, NETC, NETC Sponsor, Vast, Nabors Lux and NETC’s independent directors (together with NETC Sponsor and Nabors Lux, the “Insiders”) entered into the Support Agreement (the “Support Agreement”) pursuant to which, among other things, the Insiders agreed to (i) certain restrictions on the transfer of Founder Shares and NETC Warrants, (ii) vote all Founder Shares held by them in favor of the adoption and approval of the Business Combination Agreement, (iii) waive the anti-dilution rights set forth in the NETC Charter with respect to their Founder Shares and (iv) enter into the Shareholder and Registration Rights Agreement, and NETC Sponsor will have the right to be issued up to 3,900,000 additional Vast Ordinary Shares during the Earnout Period upon satisfaction of certain price targets set forth therein, which price targets will be based on the daily volume-weighted average closing sale price of one Vast Ordinary Share quoted on the NYSE (or the exchange on which the Vast Ordinary Shares are then listed), for any twenty (20) trading days within any thirty (30) consecutive trading day period within the Earnout Period.

The foregoing description of the Support Agreement is qualified in its entirety by reference to the full text of the Support Agreement, a copy of which is filed as Exhibit 10.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Shareholder and Registration Rights Agreement

Concurrently with the Closing, NETC, Vast, NETC Sponsor, Nabors Lux and the other holder parties thereto will enter into a shareholder and registration rights agreement (the “Shareholder and Registration Rights Agreement”), pursuant to which Vast will agree that, within sixty days of the Closing, Vast will file with the SEC (at Vast’s sole cost and expense) a resale registration statement, and Vast will use its commercially reasonable efforts to have the such registration statement declared effective as soon as reasonably practicable after the filing thereof. In certain circumstances, the holders of certain securities held by or issuable to certain existing shareholders of NETC and Vast can demand Vast’s assistance with underwritten offerings and exercise demand or piggyback rights with respect to such offerings. Additionally the Shareholder and Registration Rights Agreement contains a customary lock-up agreement for six months after the Closing. The Shareholder and Registration Rights Agreement grants to NETC Sponsor the right to nominate for election one director to Vast’s board of directors (the “Vast Board”) for so long as NETC Sponsor and its affiliates collectively beneficially own 50% of the number of Vast Ordinary Shares that NETC Sponsor and its affiliates collectively beneficially owned immediately following the Closing. The Shareholder and Registration Rights Agreement also grants to AgCentral (as defined below) the rights to nominate for election one director to the Vast Board for so long as AgCentral and its affiliates collectively beneficially own at least the number of Vast Ordinary Shares that entitle NETC Sponsor to nominate for election one director.

The foregoing description of the Shareholder and Registration Rights Agreement is qualified in its entirety by reference to the full text of the form of Shareholder and Registration Rights Agreement, a copy of which is filed as Exhibit A to the Business Combination Agreement filed as Exhibit 2.1 to this Current Report on Form 8-K, and incorporated herein by reference.

Item 7.01	Regulation FD Disclosure.

NETC and Vast held a conference call on February 14, 2023 at 8:30 a.m. Eastern Time (the “Conference Call”) announcing the execution of the Business Combination Agreement. The script that NETC and Vast used for the Conference Call is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Attached as Exhibit 99.2 to this Current Report on Form 8-K and incorporated herein by reference is an investor presentation relating to the Business Combination.

On February 14, 2023, Reuters published about the Business Combination including quotes from Guillermo Sierra, an officer of NETC. The article is attached hereto as Exhibit 99.3 and incorporated reference herein.

The information in this Item 7.01, including Exhibits 99.1, 99.2 and 99.3, is furnished and shall not be deemed to be filed for purposes of Section 18 of the Exchange Act, or otherwise be subject to the liabilities of that section, nor shall it be deemed to be incorporated by reference in any filing under the Securities Act or the Exchange Act, regardless of any general incorporation language in such filings.

Item 8.01	Other Events.

Subscription Agreements

Concurrently with the signing of the Business Combination Agreement, Nabors Lux and AgCentral Energy Pty Limited (“AgCentral”) entered into subscription agreements (the “Notes Subscription Agreements,” and the financing received therefrom, the “Interim Company Financing”), pursuant to which, among other things, Nabors Lux and AgCentral have each agreed to subscribe for and purchase up to $5.0 million (or $10.0 million in aggregate principal amount) of Senior Convertible Notes from Vast in a private placement to be funded in accordance with the Notes Subscription Agreements. Any amount of Interim Company Financing provided by Nabors Lux or AgCentral will be exchanged for an equivalent number of Vast Ordinary Shares immediately prior to the Effective Time and be deemed to reduce their subscription amounts under the PIPE Financing. Vast may enter into additional Notes Subscription Agreements with additional investors between the signing of the Business Combination Agreement and the Closing (the financing received under such additional agreements and together with the financing received under the Notes Subscription Agreements, the “Convertible Financing”).

Also concurrently with the signing of the Business Combination Agreement, Nabors Lux and AgCentral entered into subscription agreements with Vast (the “Equity Subscription Agreements”), pursuant to which, among other things, Nabors Lux and AgCentral agreed, subject to the Closing occurring and certain other conditions, to subscribe for and purchase, and Vast agreed to issue and sell to each of Nabors Lux and AgCentral, up to $15.0 million (or an aggregate of $30.0 million) of Vast Ordinary Shares for $10.20 per share in a private placement. Vast may enter into additional Equity Subscription Agreements, with additional investors between the signing of the Business Combination Agreement and the Closing (the financing received under such additional agreements and together with the financing received under the Equity Subscription Agreements, the “PIPE Financing”).

The foregoing description of the Equity Subscription Agreements and the Notes Subscription Agreements is qualified in their entirety by reference to the full text of the form of Equity Subscription Agreements and the form of Notes Subscription Agreements, copies of which are filed as Exhibit 99.4 and Exhibit 99.5, respectively, to this Current Report on Form 8-K, and incorporated herein by reference.

Noteholder Support Agreement

At the time of the signing of the Business Combination Agreement, AgCentral is the sole holder of convertible promissory notes previously issued by Vast (the “Existing Convertible Notes”) and a party to certain existing loan agreements with Vast (the “AgCentral Loan Agreements”).

Concurrently with the signing of the Busienss Combination Agreement, Vast and AgCentral entered into the Noteholder Support and Termination Agreement (the “Noteholder Support Agreement”) pursuant to which, among other things, AgCentral agreed to (i) immediately prior to the Closing, as applicable, (a) exercise (or be deemed to have exercised) the conversion rights under each of the Existing Convertible Notes to convert all such Existing Convertible Notes into Vast Ordinary Shares (the “Existing Convertible Note Conversion”), (b) accept Vast Ordinary Shares as settlement of its Existing Convertible Notes whereupon such notes shall be cancelled, (c) accept Vast Ordinary Shares as repayment of all of the principal outstanding and accrued interest under each AgCentral Loan Agreement whereupon each AgCentral Loan Agreement will be discharged and terminated and (d) discharge and release all financier security granted by Vast to AgCentral in respect of the Existing Convertible Notes and the Ag Central Loan Agreements, and (ii) not to transfer, prior to the Closing or termination of the Business Combination Agreement, AgCentral’s rights under any AgCentral Loan Agreement, its Vast Ordinary Shares or the Existing Convertible Notes, subject to certain exceptions.

The foregoing description of the Noteholder Support Agreement is qualified in its entirety by reference to the full text of the Noteholder Support Agreement, a copy of which is filed as Exhibit 99.6 to this Current Report on Form 8-K, and incorporated herein by reference.

Extension

Pursuant to the NETC Charter, NETC Sponsor (or its affiliates or designees) may deposit into the Trust Account $2,760,000, which represents $0.10 per unit sold in the NETC IPO, to extend the date NETC has to consummate its initial business combination by an additional three months, up to two times. If NETC completes its initial business combination, it will, at the option of NETC Sponsor, repay such loaned amounts out of the proceeds of the Trust Account or convert a portion or all of the total loan amount into NETC Warrants at a price of $1.00 per warrant, which warrants will be identical to the warrants issued in a private placement at the time of the NETC IPO.

NETC Sponsor or its affiliates expect to deposit $2,760,000 (the “Extension Amount”) into the Trust Account prior to February 18, 2023 to extend the date by which NETC has to consummate its initial business combination from February 18, 2023 to May 18, 2023. Pursuant to the Business Combination Agreement, if the Minimum Cash Condition is not satisfied and all other conditions to Closing are satisfied or waived, NETC Sponsor will accept, or cause any affiliate depositing the Extension Amount to accept, NETC Warrants in repayment of the Extension Amount up to the amount necessary to satisfy the Minimum Cash Condition.

Important Information and Where to Find It

In connection with the proposed Business Combination, Vast will file with the SEC the Registration Statement on Form F-4, which will include (i) a preliminary prospectus of Vast relating to the offer of securities to be issued in connection with the proposed Business Combination and (ii) a preliminary proxy statement of NETC to be distributed to holders of NETC’s capital stock in connection with NETC’s solicitation of proxies for vote by NETC’s stockholders with respect to the proposed Business Combination and other matters described in the Registration Statement. NETC and Vast also plan to file other documents with the SEC regarding the proposed Business Combination. After the Registration Statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to the stockholders of NETC. INVESTORS AND SECURITY HOLDERS OF NETC AND VAST ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS CONTAINED THEREIN (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND ALL OTHER DOCUMENTS RELATING TO THE PROPOSED BUSINESS COMBINATION THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NETC and Vast once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. In addition, the documents filed by NETC may be obtained free of charge from NETC’s website at www.nabors-etcorp.com or by written request to NETC at 515 West Greens Road, Suite 1200, Houston, TX 77067.

Participants in the Solicitation

NETC, Nabors, Vast and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of NETC in connection with the proposed Business Combination. Information about the directors and executive officers of NETC is set forth in NETC’s Annual Report on Form 10-K for the year ended December 31, 2021, filed with the SEC on March 28, 2022. To the extent that holdings of NETC’s securities have changed since the amounts printed in NETC’s Annual Report on Form 10-K for the year ended December 31, 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval. No offer of securities, other than with respect to the PIPE Financing, shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Forward-Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of present or historical fact included herein, regarding the proposed Business Combination, NETC’s and Vast’s ability to consummate the transactions, the benefits of the transactions and NETC’s and Vast’s future financial performance following the transactions, as well as NETC’s and Vast’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on NETC and Vast management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, NETC and Vast disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. NETC and Vast caution you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of NETC and Vast. These risks include, but are not limited to, general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to complete the Business Combination, the Convertible Financing or the PIPE Financing contemplated in connection with the proposed Business Combination in a timely manner or at all (including due to the failure to receive required stockholder or shareholder, as applicable, approvals, or the failure of other closing conditions such as the satisfaction of the minimum trust account amount following redemptions by NETC’s public stockholders and the receipt of certain governmental and regulatory approvals), which may adversely affect the price of NETC’s securities; the inability of the Business Combination to be completed by NETC’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by NETC; the occurrence of any event, change or other circumstance that could give rise to the termination of the Business Combination, the Convertible Financing or the PIPE Financing; the inability to recognize the anticipated benefits of the proposed Business Combination; the inability to obtain or maintain the listing of Vast Ordinary Shares on a national exchange following the consummation of the proposed Business Combination; costs related to the proposed Business Combination; the risk that the proposed Business Combination disrupts current plans and operations of Vast, business relationships of Vast or Vast’s business generally as a result of the announcement and consummation of the proposed Business Combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential disruption in Vast’s employee retention as a result of the proposed Business Combination; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast or NETC, including in relation to the proposed Business Combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks are set forth in the section of the Appendix titled "Summary Risk Factors" attached to this Presentation and will be set forth in the section titled "Risk Factors" in the proxy statement/prospectus that will be filed with the SEC in connection with the proposed Business Combination. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact NETC’s expectations can be found in NETC’s periodic filings with the SEC, including NETC’s Annual Report on Form 10-K filed with the SEC on March 28, 2022 and any subsequently filed Quarterly Reports on Form 10-Q. NETC’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Exhibit
2.1*	Business Combination Agreement, dated as of February 14, 2023, by and among NETC, Vast, Merger Sub, NETC Sponsor and Nabors.

10.1	Support Agreement, dated as of February 14, 2023, by and among NETC, NETC Sponsor, Vast, Nabors Lux and NETC’s independent directors.

99.1	Conference Call Script.

99.2	Investor Presentation.

99.3	Reuters Article, dated February 14, 2023.

99.4	Form of Equity Subscription Agreement.

99.5	Form of Notes Subscription Agreement.

99.6	Noteholder Support and Termination Agreement, dated as of February 14, 2023, by and between Vast and AgCentral.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*	Certain exhibits and schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. A copy of any omitted schedule and/or exhibit will be furnished to the SEC upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: February 14, 2023

NABORS ENERGY TRANSITION CORP.

By:	/s/ Anthony G. Petrello
	Name:	Anthony G. Petrello
	Title:	President, Chief Executive Officer and Secretary